Exhibit 99.1

News Release

PartnerRe Ltd. Reports Fourth Quarter and Full Year 2020 Results

▪Net income available to common shareholder of $206 million for the year and $204 million for the discrete fourth quarter

▪Non-life underwriting result of $21 million (combined ratio of 98.6%) and Life and Health allocated underwriting profit of $22 million for the quarter

▪Total investments and cash and cash equivalents grew 12.8% to above $20 billion for the first time, with a full-year return of 4.6%

▪During January 2021, experienced significant growth in third party capital vehicles with total assets of over $1 billion

▪Balance sheet remains strong with ample liquidity, total capital of $9.3 billion following the full redemption of the 5.875% Series F Preferred Shares, and cash and cash equivalents of $2.4 billion at the end of the fourth quarter

PEMBROKE, Bermuda, February 25, 2021 - PartnerRe Ltd. ("the Company") today reported net income available to common shareholder of $204 million for the fourth quarter of 2020, which included net realized and unrealized investment gains of $20 million on fixed maturities and short-term investments, and $103 million of net foreign exchange losses, driven by the depreciation of the U.S. dollar against all major currencies including the Canadian dollar, British Pound and Swiss Franc. This compared to a net loss attributable to common shareholder of $108 million in the fourth quarter of 2019, which included net realized and unrealized investment losses on fixed maturities and short-term investments of $50 million and $78 million of net foreign exchange losses.
Net income available to common shareholder was $206 million for the full year 2020, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $245 million, primarily due to decreases in world-wide risk free rates, and net foreign exchange losses of $52 million. This compared to a net income available to common shareholder of $890 million for 2019, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $434 million and $87 million net foreign exchange losses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
Commenting on results, PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “The 2020 year brought exceptional challenges, and I am proud of our ability to remain resilient and deliver value to our clients, despite the ongoing COVID-19 pandemic and a record-breaking year of mid-sized weather events for the industry.”
Mr. Bonneau continued: “The 2021 underwriting year has started on a very positive note, and we have remained focused on the continued execution of our strategies to improve profitability in our January renewals. We are seeing positive rate movement in most, if not all of our lines of business and have also achieved significant growth in our third party capital vehicles, with total assets over $1 billion. We are positioned well by geographic and product line to capitalize on the improving underwriting environment and deliver value to our clients, capital partners and shareholder in the year ahead.”
The COVID-19 pandemic and the related economic downturn is ongoing, and there continues to be significant uncertainty surrounding the full extent of the impact. The Company incurred $397 million of pre-tax losses, net of retrocession and reinstatement premiums, as a direct result of COVID-19 and the related effects of the economic downturn during the full year 2020, with the majority of the losses classified as incurred but not reported (IBNR) reserves. This is inclusive of $31 million of COVID-19 related losses recorded during the fourth quarter, driven by $20 million of losses in Specialty financial risks lines as a result of the continued economic downturn and $11 million of losses in the Life and Health segment. The total COVID-19 related losses for 2020 reflect the Company's estimates on claims incurred as of December 31, 2020 and include $160 million, $211 million, and $26 million of pre-tax losses, net of retrocession and reinstatement premiums, in its P&C, Specialty and Life and Health segments, respectively. These losses are attributable to business interruption and event cancellation related coverages, credit exposures in financial risks lines, and life and health business. Despite the recent market conditions, the Company's solvency position has remained strong and total capital increased during the fourth quarter of 2020. The Company also maintains ample liquidity, with cash and cash equivalents of $2.4 billion at the end of 2020.
Highlights for the fourth quarter and full year 2020 compared to the same periods of 2019 are included below.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
Non-Life:
▪Non-life net premiums written were up 7% for the fourth quarter of 2020 and were down 11% for the full year 2020 compared to the same periods of 2019. The increase in the fourth quarter of 2020 was driven by a 15% increase in the P&C segment. The decrease for the full year 2020 reflects premium exposure adjustments resulting from the current economic downturn and the Company's focus on portfolio optimization throughout 2020.
▪The Non-life underwriting result was $21 million (combined ratio of 98.6%) for the fourth quarter of 2020 compared to a loss of $188 million (combined ratio of 113.8%) for the same period of 2019. The P&C segment reported a combined ratio of 97.6% for the fourth quarter of 2020 compared to 117.7% for the fourth quarter of 2019, driven by a decrease in large catastrophic losses, as the fourth quarter of 2019 included 20.4 points related to Typhoon Hagibis and adverse development on Typhoon Faxai. The improvement in the current accident year attritional loss ratio was offset by a reduction in favorable prior years' reserve development, with favorable development of 1.9 points for the fourth quarter of 2020 compared to 7.1 points for the same period of 2019. The Specialty segment reported a combined ratio of 100.2% for the fourth quarter of 2020 compared to 107.3% for the fourth quarter of 2019, driven by a lower current accident year attritional loss ratio. This was partially offset by COVID-19 related losses of $20 million (4.1 points) and the impact of prior years' reserve development in the fourth quarter of 2020, with adverse development of 2.8 points compared to favorable development of 2.9 points for the fourth quarter of 2019.
▪The Non-life underwriting loss was $304 million (combined ratio of 106.0%) for the full year 2020 compared to a $20 million loss (combined ratio of 100.3%) for 2019. The P&C segment reported a combined ratio of 102.2% for the full year 2020 compared to 98.7% for 2019, driven by COVID-19 related losses of $160 million (5.1 points), net of retrocession and reinstatement premiums. Catastrophic losses related to Hurricane Laura of $55 million, net of retrocession and reinstatement premiums, primarily impacted the P&C segment ($47 million or 1.5 points), compared to 8.4 points in the P&C segment for catastrophic losses related to Typhoons Hagibis and Faxai and Hurricane Dorian in 2019. The P&C segment was also adversely impacted by an aggregation of mid-sized catastrophic and man-made losses during 2020. The 2.1 point favorable impact of net prior years' reserve development for the full year 2020 compared to 4.4 points for 2019. The Specialty segment recorded a combined ratio of 112.2% for the full year 2020 compared to 103.0% for 2019, driven by COVID-19 related losses of $211 million (11.2 points) and higher adverse prior years' reserve development of 7.2 points compared to 4.0 points for 2019. This was partially offset by an improvement in the current accident year attritional loss ratio, and a decrease in large losses, as 2019 included 2.1 points related to a large aviation loss.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
Life and Health:
▪Net premiums written were up 1% for the fourth quarter and flat for the full year 2020, compared to the same periods of 2019.
▪Allocated underwriting result was a profit of $22 million in the fourth quarter of 2020, compared to a loss of $3 million in the fourth quarter of 2019. The increase for the quarter was driven primarily by improvements in the Company's short term life business, partially offset by $11 million of COVID-19 related losses.
▪Allocated underwriting result was a profit of $70 million for the full year 2020, compared to a profit $73 million for 2019. The decrease was driven by $26 million of COVID-19 related losses, partially offset by the favorable impact of certain portfolio recaptures and favorable experience in the Company's longevity business.
Investments:
▪Net investment return in the fourth quarter of 2020 was $372 million, or 1.9%, and included net investment income of $85 million, net realized and unrealized investment gains of $269 million, and interest in earnings of equity method investments of $18 million. This compares to a net investment return of $208 million, or 1.2%, for the fourth quarter of 2019, which included net investment income of $108 million and net realized and unrealized investment gains of $122 million, which were partially offset by losses from equity method investments of $22 million.
▪Net investment return for the full year 2020 was $839 million, or 4.6%, which included net investment income of $361 million, net realized and unrealized investment gains of $454 million, and interest in earnings of equity method investments of $24 million. This compares to a net investment return of $1,352 million, or 7.7%, for 2019, which included net investment income of $449 million, net realized and unrealized investment gains of $887 million, and interest in earnings of equity method investments of $16 million.
▪Net investment income was down $23 million, or 21%, for the fourth quarter of 2020 and down $88 million, or 20%, for the full year 2020, compared to the same periods of 2019, primarily due to the impact of lower reinvestment rates, driven by the significant decreases in worldwide risk-free rates in the first quarter of 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
▪Net realized and unrealized investment gains of $269 million for the fourth quarter 2020 included net realized and unrealized investment gains of $20 million on fixed maturities and short-term investments, $158 million of net realized and unrealized investment gains on equities and net realized and unrealized investment gains of $91 million on other invested assets and investments in real estate. Gains on fixed maturities and short-term investments were primarily driven by decreases in U.S. and European credit spreads, partially offset by increases in U.S. and Canadian risk-free rates. Gains on equities were primarily unrealized and driven by increases in worldwide equity markets. Gains on other invested assets were driven by unrealized investment gains on private equities. This compared to net realized and unrealized investment gains of $122 million in the fourth quarter of 2019, which included net realized and unrealized investment losses of $50 million on fixed maturities and short-term investments, primarily due to increases in world-wide risk free rates, and $172 million of net realized and unrealized investment gains on equities, investments in real estate and other invested assets, driven by gains in public equity funds.
▪Net realized and unrealized investment gains of $454 million for the full year 2020 included net realized and unrealized investment gains of $245 million on fixed maturities and short-term investments, $189 million of net realized and unrealized investment gains on equities and $20 million of net realized and unrealized gains on other invested assets and investments in real estate. Gains on fixed maturities and short-term investments were primarily unrealized and driven by decreases in worldwide risk free rates. Gains on equities were also primarily unrealized and were due to increases in worldwide equity markets. Gains on other invested assets were driven gains on private equities. For 2019, net realized and unrealized investment gains of $887 million included net realized and unrealized investment gains of $434 million on fixed maturities and short-term investments, primarily due to decreases in world-wide risk free rates and credit spreads, and $453 million of net realized and unrealized investment gains on equities, investments in real estate and other invested assets.
▪Interest in earnings of equity method investments of $18 million and $24 million in the fourth quarter and full year of 2020, respectively, primarily reflect a realized gain on a private equity investment.
▪As of December 31, 2020, reinvestment rates were 1.6% compared to the Company's fixed income investment portfolio yield of 2.1% for the fourth quarter of 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
Other Income Statement Items:
▪Other expenses of $87 million (expense ratio of 4.9%) for the fourth quarter of 2020 were down $28 million compared to $115 million (expense ratio of 6.6%) for the same period of 2019. Other expenses of $356 million (expense ratio of 5.4%) for the full year 2020 were down $14 million compared to $370 million (expense ratio of 5.7%) for 2019. The decrease in other expenses for both the fourth quarter 2020 and full year 2020 was primarily due to lower annual incentive and long term incentive payout for employees compared to prior year, partially offset by an increase in consulting and professional fees for accounting standard implementation projects.
▪Net foreign exchange losses were $103 million and $52 million for the fourth quarter and full year 2020, respectively, driven by the depreciation of the U.S. dollar against all major currencies (primarily the Canadian dollar, British Pound and Swiss Franc) and the cost of hedging, compared to losses of $78 million and $87 million for the fourth quarter and full year 2019, respectively, driven by the depreciation of the U.S. dollar against certain major currencies and the cost of hedging.
▪Interest expense was $14 million for the fourth quarter of 2020 compared to $8 million for the same period of 2019, driven by the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 during the third quarter of 2020. Interest expense was $39 million for the full year 2020, compared to $40 million for 2019. During the second quarter of 2019, the Company issued $500 million 3.70% Senior Notes due 2029 and used the proceeds to early redeem the $500 million 5.50% Senior Notes due 2020 in the third quarter of 2019, resulting in a reduction in interest expense for the full year 2020 compared to 2019. Loss on redemption of debt of $15 million for the full year 2019 related to the redemption of the 5.50% Senior Notes due 2020 at a make-whole redemption price.
▪Preferred dividends of $11 million and $46 million for the fourth quarter and full year 2020, respectively, were comparable to the same periods of 2019. During the fourth quarter of 2020, the Company fully redeemed its 5.875% Series F Preferred Shares at a redemption price of $68 million inclusive of accrued dividends, resulting in a loss on redemption of preferred shares of $2 million.
▪Income tax expense was $10 million on pre-tax income of $228 million in the fourth quarter of 2020 compared to a benefit of $51 million on pre-tax losses of $147 million for the same period of 2019. Income tax benefit was $13 million on pre-tax income of $241 million for the full year 2020 compared to an expense of $53 million on pre-tax income of $989 million in 2019. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $20.1 billion at December 31, 2020, up 12.8% compared to December 31, 2019. The increase to December 31, 2020 was primarily driven by the $839 million net investment return for the full year 2020, the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 during the third quarter of 2020, a $124 million increase in net payables for securities purchased and other positive underwriting cash flows.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.9 billion at December 31, 2020, representing 74% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was AA as of December 31, 2020. The expected average duration of the public fixed income portfolio at December 31, 2020 was 2.3 years, while the average duration of the Company’s liabilities was 4.3 years.
▪There were no dividends declared and paid to common shareholders during the fourth quarter of 2020 and fourth quarter of 2019. Dividends declared and paid to common shareholders were $50 million for the full year 2020, compared to $200 million for the full year 2019.
▪Common shareholder's equity (or book value) of $6.7 billion and tangible book value of $6.1 billion at December 31, 2020 increased by 1.9% and 2.3%, respectively, compared to December 31, 2019, primarily due to net income available to common shareholder for the full year 2020, partially offset by dividends on common shares. Book value, excluding dividends on common shares for 2020, was up 2.6% compared to December 31, 2019.
▪Total capital was $9.3 billion at December 31, 2020, up 7.3% compared to December 31, 2019, primarily due to the issuance of the Junior Subordinated Notes during the third quarter of 2020 and the increase in common shareholder's equity for the full year 2020, partially offset by the redemption of the Series F preferred shares.
▪Cash provided by operating activities was $344 million and $1,125 million for the fourth quarter and full year 2020, respectively, compared to $295 million and $999 million for the fourth quarter and full year 2019, respectively. The increases for the fourth quarter and full year 2020 over the same periods of 2019 were primarily driven by cash flows from underwriting operations.
_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At December 31, 2020, total assets were $26.9 billion, total capital was $9.3 billion and total shareholders’ equity was $7.3 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenues
Gross premiums written	$1,674,930	$1,553,037	$6,875,925	$7,285,320
Net premiums written	$1,597,521	$1,511,823	$6,300,858	$6,909,058
Decrease (increase) in unearned premiums	183,858	223,559	235,968	(383,840)
Net premiums earned	1,781,379	1,735,382	6,536,826	6,525,218
Net investment income	85,046	108,220	360,668	448,538
Net realized and unrealized investment gains	269,007	122,148	454,319	886,670
Other income	4,713	3,945	13,491	15,321
Total revenues	2,140,145	1,969,695	7,365,304	7,875,747
Expenses
Losses and loss expenses	1,350,366	1,493,807	5,334,900	4,923,156
Acquisition costs	373,358	395,988	1,356,118	1,455,462
Other expenses	87,299	115,301	355,647	369,969
Interest expense	13,929	8,293	39,200	40,150
Loss on redemption of debt	—	—	—	15,175
Amortization of intangible assets	2,519	2,929	9,988	11,434
Net foreign exchange losses	103,260	78,452	51,964	86,760
Total expenses	1,930,731	2,094,770	7,147,817	6,902,106
Income (loss) before taxes and interest in earnings (losses) of equity method investments	209,414	(125,075)	217,487	973,641
Income tax expense (benefit)	10,179	(51,103)	(13,091)	52,536
Interest in earnings (losses) of equity method investments	18,190	(22,209)	23,611	15,643
Net income (loss)	217,425	(96,181)	254,189	936,748
Preferred dividends	11,178	11,604	45,990	46,416
Loss on redemption of preferred shares	2,341	—	2,341	—
Net income (loss) attributable to common shareholder	$203,906	$(107,785)	$205,858	$890,332
Comprehensive income (loss)
Net income (loss)	$217,425	$(96,181)	$254,189	$936,748
Change in currency translation adjustment	65,155	42,113	(5,884)	71,796
Change in net unrealized gains or losses on investments, net of tax	265	(319)	187	(2,284)
Change in unfunded pension obligation, net of tax	(13,595)	(6,848)	(14,383)	(6,803)
Comprehensive income (loss)	$269,250	$(61,235)	$234,109	$999,457

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	December 31, 2020	December 31, 2019
Assets
Investments:
Fixed maturities, at fair value	$12,786,380	$10,680,714
Short-term investments, at fair value	416,350	1,003,421
Equities, at fair value	1,496,441	1,295,164
Investments in real estate	67,980	71,834
Other invested assets	2,967,738	3,266,009
Total investments	17,734,889	16,317,142
Cash and cash equivalents	2,350,833	1,484,463
Accrued investment income	92,058	109,673
Reinsurance balances receivable	3,118,870	3,400,070
Reinsurance recoverable on paid and unpaid losses	901,063	889,021
Prepaid reinsurance premiums	115,986	80,942
Funds held by reinsured companies	704,768	815,167
Deferred acquisition costs	819,971	874,608
Deposit assets	139,818	168,067
Net tax assets	182,077	179,813
Goodwill	456,380	456,380
Intangible assets	107,669	117,538
Other assets	174,193	169,521
Total assets	$26,898,575	$25,062,405
Liabilities
Non-life reserves	$11,395,321	$10,363,383
Life and health reserves	2,704,229	2,417,044
Unearned premiums	2,265,214	2,433,860
Other reinsurance balances payable	482,468	521,338
Debt	1,974,731	1,398,054
Deposit liabilities	5,925	5,507
Net tax liabilities	131,621	135,966
Accounts payable, accrued expenses and other (1)	612,069	517,084
Total liabilities	19,571,578	17,792,236
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2020, 25,489,636 shares; 2019, 28,169,062 shares; aggregate liquidation value: 2020, $637,241; 2019, $704,227)	25,490	28,169
Additional paid-in capital	2,334,564	2,396,530
Accumulated other comprehensive loss	(96,005)	(75,925)
Retained earnings	5,062,948	4,921,395
Total shareholders’ equity	7,326,997	7,270,169
Total liabilities and shareholders’ equity	$26,898,575	$25,062,405

(1) Includes payables for securities purchased of $286 million as at December 31, 2020 compared to $169 million as at December 31, 2019.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net cash provided by operating activities	$343,831	$295,186	$1,124,893	$998,869
Net cash provided by (used in) investing activities	274,092	(129,433)	(632,748)	(117,994)
Net cash (used in) provided by financing activities	(76,823)	(11,604)	328,362	(267,868)
Effect of foreign exchange rate changes on cash	32,151	(885)	45,863	(6,451)
Increase in cash and cash equivalents	573,251	153,264	866,370	606,556
Cash and cash equivalents - beginning of period	1,777,582	1,331,199	1,484,463	877,907
Cash and cash equivalents - end of period	$2,350,833	$1,484,463	$2,350,833	$1,484,463

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended December 31, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$774	$514	$1,288	$387	$—	$1,675
Net premiums written	$727	$489	$1,216	$382	$—	$1,598
Decrease in unearned premiums	175	4	179	4	—	183
Net premiums earned	$902	$493	$1,395	$386	$—	$1,781
Losses and loss expenses	(633)	(378)	(1,011)	(339)	—	(1,350)
Acquisition costs	(235)	(109)	(344)	(29)	—	(373)
Technical result	$34	$6	$40	$18	$—	$58
Other income	—	—	—	4	1	5
Other expenses	(12)	(7)	(19)	(18)	(50)	(87)
Underwriting result	$22	$(1)	$21	$4	n/a	$(24)
Net investment income				18	67	85
Allocated underwriting result				$22	n/a	n/a
Net realized and unrealized investment gains					269	269
Interest expense					(14)	(14)
Amortization of intangible assets					(4)	(4)
Net foreign exchange losses					(103)	(103)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					18	18
Net income					n/a	$217
Loss ratio (1)	70.2%	76.7%	72.5%
Acquisition ratio (2)	26.1	22.1	24.7
Technical ratio (3)	96.3%	98.8%	97.2%
Other expense ratio (4)	1.3	1.4	1.4
Combined ratio (5)	97.6%	100.2%	98.6%

	For the three months ended December 31, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$646	$523	$1,169	$384	$—	$1,553
Net premiums written	$631	$504	$1,135	$377	$—	$1,512
Decrease in unearned premiums	213	5	218	5	—	223
Net premiums earned	$844	$509	$1,353	$382	$—	$1,735
Losses and loss expenses	(746)	(402)	(1,148)	(349)	3	(1,494)
Acquisition costs	(224)	(136)	(360)	(36)	—	(396)
Technical result	$(126)	$(29)	$(155)	$(3)	$3	$(155)
Other (loss) income	(1)	—	(1)	6	(1)	4
Other expenses	(24)	(8)	(32)	(24)	(59)	(115)
Underwriting result	$(151)	$(37)	$(188)	$(21)	n/a	$(266)
Net investment income				18	90	108
Allocated underwriting result				$(3)	n/a	n/a
Net realized and unrealized investment gains					122	122
Interest expense					(8)	(8)
Amortization of intangible assets					(3)	(3)
Net foreign exchange losses					(78)	(78)
Income tax benefit					51	51
Interest in losses of equity method investments					(22)	(22)
Net loss					n/a	$(96)
Loss ratio (1)	88.4%	79.0%	84.8%
Acquisition ratio (2)	26.5	26.7	26.6
Technical ratio (3)	114.9%	105.7%	111.4%
Other expense ratio (4)	2.8	1.6	2.4
Combined ratio (5)	117.7%	107.3%	113.8%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the year ended December 31, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,442	$1,935	$5,377	$1,499	$—	$6,876
Net premiums written	$3,044	$1,782	$4,826	$1,475	$—	$6,301
Decrease in unearned premiums	119	110	229	7	—	236
Net premiums earned	$3,163	$1,892	$5,055	$1,482	$—	$6,537
Losses and loss expenses	(2,389)	(1,628)	(4,017)	(1,318)	—	(5,335)
Acquisition costs	(784)	(470)	(1,254)	(102)	—	(1,356)
Technical result	$(10)	$(206)	$(216)	$62	$—	$(154)
Other (loss) income	(1)	—	(1)	13	1	13
Other expenses	(61)	(26)	(87)	(73)	(196)	(356)
Underwriting result	$(72)	$(232)	$(304)	$2	n/a	$(497)
Net investment income				68	293	361
Allocated underwriting result				$70	n/a	n/a
Net realized and unrealized investment gains					454	454
Interest expense					(39)	(39)
Amortization of intangible assets					(10)	(10)
Net foreign exchange losses					(52)	(52)
Income tax benefit					13	13
Interest in earnings of equity method investments					24	24
Net income					n/a	$254
Loss ratio	75.5%	86.0%	79.5%
Acquisition ratio	24.8	24.8	24.8
Technical ratio	100.3%	110.8%	104.3%
Other expense ratio	1.9	1.4	1.7
Combined ratio	102.2%	112.2%	106.0%

	For the year ended December 31, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,579	$2,213	$5,792	$1,493	$—	$7,285
Net premiums written	$3,302	$2,137	$5,439	$1,470	$—	$6,909
Increase in unearned premiums	(231)	(150)	(381)	(3)	—	(384)
Net premiums earned	$3,071	$1,987	$5,058	$1,467	$—	$6,525
Losses and loss expenses	(2,167)	(1,496)	(3,663)	(1,263)	3	(4,923)
Acquisition costs	(783)	(523)	(1,306)	(149)	—	(1,455)
Technical result	$121	$(32)	$89	$55	$3	$147
Other (loss) income	(1)	—	(1)	15	1	15
Other expenses	(80)	(28)	(108)	(69)	(193)	(370)
Underwriting result	$40	$(60)	$(20)	$1	n/a	$(208)
Net investment income				72	377	449
Allocated underwriting result				$73	n/a	n/a
Net realized and unrealized investment gains					887	887
Interest expense					(40)	(40)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(12)	(12)
Net foreign exchange losses					(87)	(87)
Income tax expense					(53)	(53)
Interest in earnings of equity method investments					16	16
Net income					n/a	$937
Loss ratio	70.6%	75.3%	72.4%
Acquisition ratio	25.5	26.3	25.8
Technical ratio	96.1%	101.6%	98.2%
Other expense ratio	2.6	1.4	2.1
Combined ratio	98.7%	103.0%	100.3%

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	December 31, 2020		December 31, 2019
Investments:
Fixed maturities
U.S. government	$1,096,133	7%	$877,196	6%
U.S. government sponsored enterprises	1,313,407	7	544,520	3
U.S. states, territories and municipalities	137,968	1	157,234	1
Non-U.S. sovereign government, supranational and government related	2,180,762	12	3,255,154	20
Corporate bonds	3,341,854	19	2,662,089	16
Mortgage/asset-backed securities	4,716,256	27	3,184,521	20
Total fixed maturities	12,786,380	73	10,680,714	66
Short-term investments	416,350	2	1,003,421	6
Equities	1,496,441	8	1,295,164	8
Investments in real estate	67,980	—	71,834	—
Other invested assets (1)	2,967,738	17	3,266,009	20
Total investments	$17,734,889	100%	$16,317,142	100%
Cash and cash equivalents	2,350,833		1,484,463
Total investments and cash and cash equivalents	20,085,722		17,801,605
Maturity distribution:
One year or less	$1,563,748	12%	$1,673,912	14%
More than one year through five years	3,346,398	25	3,276,078	29
More than five years through ten years	1,915,703	15	2,939,624	25
More than ten years	1,660,625	13	610,000	5
Subtotal	8,486,474	65	8,499,614	73
Mortgage/asset-backed securities	4,716,256	35	3,184,521	27
Total fixed maturities and short-term investments	$13,202,730	100%	$11,684,135	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,845,444	14%	$2,986,519	26%
AA	7,663,467	58	5,739,019	49
A	1,694,276	13	1,706,119	14
BBB	1,362,247	10	931,082	8
Below Investment Grade/Unrated	637,296	5	321,396	3
	$13,202,730	100%	$11,684,135	100%
Expected average duration		2.3	Yrs	2.7	Yrs
Average yield to maturity at market		1.6%		2.8%
Average credit quality		AA		AA
(1) Other invested assets at December 31, 2020 and December 31, 2019 include $0.9 billion and $1.4 billion, respectively, of U.S. bank loans managed under an externally managed mandate, with net sales of U.S. bank loans during 2020 of $0.5 billion. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2020 was BB-/B+ with the single largest issuer being 2.2% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

December 31, 2020
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,469,001	43.9%	7.3%	0.5%
Consumer cyclical	324,150	9.7	1.6	0.4
Energy	271,092	8.1	1.3	0.2
Industrial	256,670	7.7	1.3	0.2
Insurance	250,265	7.5	1.2	0.4
Consumer non-cyclical	212,095	6.3	1.1	0.2
Utilities	202,325	6.1	1.0	0.2
Real estate and real estate investment trusts	179,775	5.4	0.9	0.2
Communications	99,357	3.0	0.5	0.2
Technology	36,788	1.1	0.2	0.1
Basic materials	23,376	0.7	0.1	0.1
Longevity and mortality bonds	16,530	0.5	0.1	0.1
Other	430	—	—	—
Total Corporate bonds	$3,341,854	100.0%	16.6%
Finance sector - Corporate bonds
Banks	$839,168	25.1%	4.2%
Investment banking and brokerage	258,349	7.7	1.3
Other	371,484	11.1	1.8
Total finance sector - Corporate bonds	$1,469,001	43.9%	7.3%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$127,966	$322,129	$350,150	$38,923	$839,168
Investment banking and brokerage	—	3,055	42,051	191,629	21,614	258,349
Other	—	71,200	180,817	45,177	74,290	371,484
Total finance sector - Corporate bonds	$—	$202,221	$544,997	$586,956	$134,827	$1,469,001
% of total	—%	13.8%	37.1%	40.0%	9.1%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 22.4% of the Company’s total corporate bonds. The single largest issuer accounts for 2.9% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Fixed maturities	$70,017	$81,880	$290,259	$379,939
Short-term investments and cash and cash equivalents	1,485	6,944	12,000	26,981
Equities, investments in real estate, funds held and other	25,310	31,268	109,606	81,100
Investment expenses	(11,766)	(11,872)	(51,197)	(39,482)
Net investment income	$85,046	$108,220	$360,668	$448,538
Net realized investment gains on fixed maturities and short-term investments	$13,528	$21,849	$24,828	$243,508
Net realized investment gains on equities	9,765	304	21,538	6,545
Net realized investment gains (losses) on other invested assets	3,663	(8,642)	(30,436)	830
Net realized investment gains	$26,956	$13,511	$15,930	$250,883
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	$6,429	$(72,277)	$219,946	$190,343
Change in net unrealized investment gains on equities	148,586	158,908	167,456	403,011
Change in net unrealized investment gains on other invested assets	91,000	24,249	58,452	44,441
Net other realized and unrealized investment gains (losses)	2,155	734	(1,346)	969
Change in net unrealized investment gains	$248,170	$111,614	$444,508	$638,764
Impairment loss on investments in real estate	(6,119)	(2,977)	(6,119)	(2,977)
Net realized and unrealized investment gains	$269,007	$122,148	$454,319	$886,670

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$11,133,368	$9,910,360	$10,363,383	$9,895,376
Reinsurance recoverable at beginning of period	(771,787)	(681,458)	(754,795)	(850,946)
Net liability at beginning of period	10,361,581	9,228,902	9,608,588	9,044,430
Net incurred losses related to: (1) (2)
Current year	1,013,819	1,219,970	3,945,248	3,716,988
Prior years	(3,101)	(74,605)	71,456	(56,848)
	1,010,718	1,145,365	4,016,704	3,660,140
Net losses paid	(951,257)	(877,343)	(3,232,604)	(3,090,670)
Retroactive reinsurance recoverable (2)	—	(81,013)	—	(81,013)
Effects of foreign exchange rate changes and other	191,949	192,677	220,303	75,701
Net liability at end of period	10,612,991	9,608,588	10,612,991	9,608,588
Reinsurance recoverable at end of period	782,330	754,795	782,330	754,795
Gross liability at end of period	$11,395,321	$10,363,383	$11,395,321	$10,363,383
Breakdown of gross liability at end of period:
Case reserves	$4,646,633	$4,203,052	$4,646,633	$4,203,052
Additional case reserves	171,381	158,220	171,381	158,220
Incurred but not reported reserves	6,577,307	6,002,111	6,577,307	6,002,111
Gross liability at end of period	$11,395,321	$10,363,383	$11,395,321	$10,363,383
Gross liability at end of period by Non-life segment:
P&C	7,937,823	7,254,366	7,937,823	7,254,366
Specialty	3,457,498	3,109,017	3,457,498	3,109,017
Gross liability at end of period	$11,395,321	$10,363,383	$11,395,321	$10,363,383
Unrecognized time value of non-life reserves (3)	$120,908	$421,749	$120,908	$421,749
(1) Net incurred losses include favorable loss development of $3 million during the three months and year ended December 31, 2019, which are allocated to Corporate and Other. Non-life reserves allocated to Corporate and Other totaled $6 million at December 31, 2019. There were no incurred losses or non-life reserves allocated to Corporate and Other during 2020.
(2) In the fourth quarter of 2019, the Company entered into a loss portfolio transfer agreement transferring 100% of liabilities, including profit commissions, related to its wholesale managing general agent portfolio. As a result of the transaction, the Company recorded a reinsurance recoverable of $81 million and a related deferred gain of $14 million, which was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheet at December 31, 2019. In the fourth quarter of 2020, the Company completed a business transfer to extinguish the liabilities and derecognize the related assets. As a result, the full deferred gain was recognized within Losses and loss expenses in the Consolidated Statement of Operations.
(3) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,453,438	$2,182,634	$2,417,044	$2,198,080
Reinsurance recoverable at beginning of period	(14,483)	(9,943)	(16,183)	(11,829)
Net liability at beginning of period	2,438,955	2,172,691	2,400,861	2,186,251
Net incurred losses	339,648	348,442	1,318,196	1,263,016
Net losses paid	(289,661)	(192,916)	(1,230,383)	(1,071,487)
Effects of foreign exchange rate changes and other	179,625	72,644	179,893	23,081
Net liability at end of period	2,668,567	2,400,861	2,668,567	2,400,861
Reinsurance recoverable at end of period	35,662	16,183	35,662	16,183
Gross liability at end of period	$2,704,229	$2,417,044	$2,704,229	$2,417,044
Life value in force (1)	$289,000	$290,900	$289,000	$290,900
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		December 31, 2020
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$828
U.S. Northeast	Hurricane	811
U.S. Gulf Coast	Hurricane	744
Caribbean	Hurricane	245
Europe	Windstorm	469
Japan	Typhoon	394
California	Earthquake	756	$1,105
Japan	Earthquake	499	566
Australia	Earthquake	298	413
New Zealand	Earthquake	287	427
British Columbia	Earthquake	170	344
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the year ended
	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net income (loss) attributable to common shareholder	203,906	12.4%	(107,785)	(6.5)%	205,858	3.1%	890,332	14.4%
(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the year ended
Calculation of average common shareholder's equity	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Beginning of period common shareholder's equity	$6,431,684	$6,638,780	$6,565,942	$5,812,287
End of period common shareholder's equity	$6,689,756	$6,565,942	$6,689,756	$6,565,942
Average common shareholder's equity	$6,560,720	$6,602,361	$6,627,849	$6,189,115

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	December 31, 2020	December 31, 2019
Tangible book value:
Total shareholders' equity	$7,326,997	$7,270,169
Less:
Preferred shares, aggregate liquidation value at $25 per share (1)	637,241	704,227
Common shareholder’s equity or book value	6,689,756	6,565,942
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (2)	97,200	109,217
Tangible book value	$6,136,176	$6,000,345

Capital structure:
Senior notes
Senior notes due 2029	$496,168	$495,614
Senior notes due 2026 (3)	914,223	832,351
Junior subordinated notes
Junior subordinated notes due 2050 (1)	494,251	—
Capital efficient notes due 2066	62,484	62,484
Total debt (4)	1,967,126	1,390,449
Preferred shares, aggregate liquidation value (1)	637,241	704,227
Common shareholder's equity	6,689,756	6,565,942
Total capital	$9,294,123	$8,660,618
(1) During the third quarter of 2020, the Company issued $500 million aggregate principal amount of 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050. In October 2020, the Company used a portion of the proceeds from the issuance of the Junior Subordinated Notes to fully redeem its 5.875% Series F Preferred Shares with a liquidation value of $67 million at a redemption price of $68 million inclusive of accrued dividends.
(2) The intangible assets are presented in the table above net of tax of $10 million and $8 million at December 31, 2020 and December 31, 2019, respectively.
(3) The increase relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(4) The difference of $8 million between Total debt and Debt on the Consolidated Balance Sheets at December 31, 2020 and December 31, 2019 is due to the Capital efficient notes (CENts). Non-consolidated debt issued externally related to CENts of $62 million does not appear in the Debt line of the Consolidated Balance Sheets, as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets include the related intercompany notes of $70 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.